Exhibit 99.1

Daqo New Energy Corp. Announces Resolution Adopted at 2014 Annual General Meeting

Chongqing, December 30, 2014 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”), a leading polysilicon manufacturer based in China, announced the resolution adopted at its annual general meeting of shareholders held in Shanghai today.

Daqo's shareholders adopted the following resolution:

The Company’s 2014 Share Incentive Plan (the "Plan"), included as Exhibit A to the Notice of Annual General Meeting, under which, subject to other provisions of the Plan, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) under the Plan is 21,000,000 Shares, be and hereby is approved and confirmed, and where necessary ratified, and each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo, please visit www.dqsolar.com.

For investor and media inquiries, please contact:

Kevin He

Investor Relations

Phone: +86-23-6486-6556

Email: kevin.he@daqo.com